Exhibit 99.1

Navios Maritime Acquisition Corporation

And

Navios

Maritime Midstream Partners L.P.

Announce Definitive Merger Agreement

Navios Maritime Acquisition Corporation Announces

Board Approval of a 1:15 Reverse Stock Split

MONACO, October 8, 2018 (GLOBE NEWSWIRE) — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA) and Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE:NAP) announced today that they have entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition (the “Transaction”).

The Transaction is expected to:

•	Simplify the capital and organizational structure

•	Increase trading liquidity and float of the Navios Acquisition common stock

•	Enhance access to the capital markets

•	Enhance the credit profile

•	Allow cash retention to support self-funded growth

•	Build scale through a larger asset base that is capable of generating increased profitability

•	Create significant savings in public company costs

•	Reduce cost of capital

•

Provide public unitholders of Navios Midstream who receive Navios Acquisition common stock in the Transaction with consideration reflecting a 9.2% premium (based on the respective closing prices of the Navios Acquisition common stock and Navios Midstream units on October 5, 2018) and a more liquid security

•

Provide public unitholders of Navios Midstream who receive Navios Acquisition preferred stock in the Transaction with a convertible security ranking senior to Navios Acquisition common stock as to liquidation

•	Provide all public unitholders of Navios Midstream with the opportunity to continue to participate in the combined company

Under the terms of the Transaction, public unitholders of Navios Midstream may exchange each Navios Midstream common unit for either:

•	6.292 newly issued shares of Navios Acquisition common stock (or 0.42 shares, after giving effect to the 1:15 reverse stock split described below); or

•

1.0 share of a newly issued series of convertible participating preferred stock (“Preferred Stock”) of Navios Acquisition. Each share of Preferred Stock will be convertible by its holder into 5.1 shares of Navios Acquisition common stock (or 0.34 shares, after giving effect to the 1:15 reverse stock split described below) at any time beginning six months after closing of the Transaction. The Preferred Stock will have the other material features set forth below in “Other Material Features of Navios Acquisition’s Preferred Stock.”

Navios Midstream publicly held units for which no election is made will be deemed to have elected the form of consideration most elected by holders of publicly held units of Navios Midstream. In addition, if holders representing 80% or more of the publicly held units of Navios Midstream elect (or are deemed to have elected) to receive Navios Acquisition common stock consideration, all publicly held units of Navios Midstream will be exchanged for Navios Acquisition common stock.

The exchange of held units of Navios Midstream for shares of common stock or Preferred Stock of Navios Acquisition in the Transaction is expected to be a tax-free exchange to Navios Midstream unitholders for U.S. federal income tax purposes.

The conflicts committee of the board of directors of Navios Midstream (“Conflicts Committee”) negotiated the transaction on behalf of Navios Midstream and its public unitholders. The transaction was unanimously approved by the Conflicts Committee, the board of directors of Navios Midstream and the board of directors of Navios Acquisition.

The approval and adoption of the merger agreement and the merger by Navios Midstream requires approval by a majority of the outstanding Navios Midstream common units. Navios Acquisition owns a sufficient number of Navios Midstream common units to approve the merger on behalf of all Navios Midstream unitholders and has agreed to consent to the merger. The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 related to the issuance of new shares of Navios Acquisition to the public unitholders of Navios Midstream and the mailing of an information statement to such unitholders.

The transaction is expected to close around December 2018.

A presentation outlining the transaction described in this press release will be posted on the Navios Acquisition website.

Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor and S. Goldman Advisors LLC acted as financial advisor to Navios Acquisition. Latham & Watkins LLP acted as legal advisor and Simmons & Company acted as financial advisor to the Conflicts Committee of Navios Midstream.

Other Material Features of Navios Acquisition’s Preferred Stock

•	Dividends: The Preferred Stock will be entitled to any dividends declared by the board of directors of Navios Acquisition, pro rata with the Navios Acquisition common stock, on an as-converted basis.

•	Voting Rights: The Preferred Stock will be entitled to vote, on an as-converted basis, along with the Navios Acquisition common stock.

•	Liquidation Preference: The Preferred Stock will have a liquidation preference of $3.01 per share.

•

Automatic Conversion: Each share of Preferred Stock will be automatically converted into 5.1 shares of Navios Acquisition common stock (or 0.34 shares, after giving effect to the 1:15 reverse stock split described below) upon the first to occur:

•

After 24 months from the closing of the Transaction, the Navios Acquisition common stock will have closed on 20 of any 30 consecutive trading days at or above $0.62 (or $9.24, after giving effect to the 1:15 reverse stock split described below);

•	30 months elapsed since closing of the Transaction; or

•

80% or more of the Navios Midstream units outstanding at the closing of the Transaction, other than those held by Navios Acquisition, have converted into Navios Acquisition common stock, whether through an initial or default election to receive Navios Acquisition common stock in the Transaction or whether through a subsequent voluntary election.

•

Listing: If a majority of the Navios Midstream units outstanding at the closing of the Transaction, other than those held by Navios Acquisition, elect (or are deemed to have elected) to receive the Preferred Stock, the Preferred Stock will be listed on the New York Stock Exchange (“NYSE”) to the extent permitted by the NYSE. Whether or not listed, the Preferred Stock will be transferable.

Reverse Stock Split

Navios Acquisition also announced that its Board of Directors has approved a 1-for-15 reverse stock split of its issued and outstanding shares of common stock. The reverse stock split is subject to stockholder approval, which Navios Acquisition intends to seek at a special meeting of its stockholders scheduled to be held in November 2018. The reverse stock split is expected to be effected before the closing of the Transaction.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE:NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit our website at www.navios-midstream.com.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed Transaction, Navios Acquisition will file a registration statement and a related prospectus with the Securities and Exchange Commission pursuant to which shares of Common Stock and Preferred Stock of Navios Acquisition to be issued in the proposed Transaction will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they will contain important information regarding the Navios Acquisition shares and the Transaction. Investors may obtain free copies of the registration statement and the related prospectus when they become available, as well as other filings containing information about Navios Acquisition and Navios Midstream, without charge, at the SEC’s Web site (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to the timing of closing of the proposed Transaction and the expected impact of the Transaction on Navios Acquisition’s capital and organizational structure, the trading liquidity and float of Navios Acquisition’s common stock and Navios Acquisition’s access to the capital markets, credit profile, cash retention, future profitability, expected cost savings and cost of capital. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time these statements were made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of the charterers of Navios Acquisition and Navios Midstream and the ability of their contract counterparties to fulfill their obligations, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of vessels of Navios Acquisition and Navios Midstream and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, Navios Acquisition and Navios Midstream’s ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for their respective vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition and Navios Midstream operate; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition and Navios Midstream’s filings with the U.S. Securities and Exchange Commission, including their respective annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition and Navios Midstream expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock or preferred stock.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com